Filed by Leo Holdings Corp. II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Leo Holdings Corp. II

Commission File No. 001-39865

The following is a transcript of an interview first made available on January 18, 2023.

Nicole Petallides 0:04

Welcome back to the watchlist. I’m Nicole Petallides live at the New York Stock Exchange. Stratospheric exploration company, World View recently announced that it will go public via SPAC merger. Here to discuss the deal, all the details, World View’s president and CEO, Ryan Hartman. Thank you for being with us. So, tell us about this company. I saw all these flights, scores of flights—more than 120—up, up and away. Tell us a little bit about the company.

Ryan Hartman 0:34

Well, thanks for having us, Nicole. So, we’ve been a company doing stratospheric flight for more than eight years. Our very first flight was actually taking a gentleman by the name of Alan Eustace to a 137,000 feet so he could break the world record for the highest skydive and the longest freefall. And from there, we’ve certainly been focused on maturing our technologies, creating an economy in the stratosphere, a market for our kind of technology. And this is a huge milestone for us to be able to bring this kind of company to the New York Stock Exchange.

Nicole Petallides 1:11

Tell me a little bit about the timing, why now, why this SPAC route? And what can we expect in 2023 each quarter?

Ryan Hartman 1:20

Well, so, you know, we’ve been watching the market for obviously, a very long time. And, you know, our focus has been on maturing our company getting well into revenue, getting to a point where we’re at a true growth stage, where we can be delivering growth to investors. We can have our eyes on and be within a putting distance of a positive EBITDA and positive cash flow. And so, you know, for companies like ours, where we’re within striking distance of being a positive EBITDA and having positive cash flow, this kind of deal makes a lot of sense for us. And we wanted to find the right SPAC partner. The Leo Holdings team has a great track record in the SPACs that they’ve done, value added in terms of the management team that they bring to the table, so we’re excited about it.

Nicole Petallides 2:17

And the deal is expected to close in this first half of the year, right? In the second quarter, most likely, is that still probably on target?

Ryan Hartman 2:25

Yes, ma’am. That’s our focus. And you know, in the meantime, we’re going to be operating the company, growing the company. You asked about what you can expect from us this year, each quarter, we expect to see growing revenues from before. We’ll do a little more than 15 million in revenues this year. We’re going to do more than 15 flights this year. So, you know, it’s going to be fun to be able to share this kind of company with, with investors.

Nicole Petallides 2:55

Yeah, I’m curious how these flights are actually happening. I see some video there. You know, it’s not a rocket, What are we looking at?

Ryan Hartman 3:05

Yeah, so this is stratospheric ballooning. So, it’s a very friendly way to access the stratosphere. When we think about, you know, the impact on the atmosphere, it’s virtually zero impact. We’re using helium or hydrogen for our flights. And what we do is we access the stratosphere with this balloon. And we’re able to stay in the stratosphere for 30 to 45 days. And in doing so we’re able to produce very high-quality imagery. And when we apply analytics to that imagery, we’re able to use the technology for a lot of different use cases.

Nicole Petallides 3:48

Yeah, I saw space tourism, but the imaging is such a key part, and that comes from the love of the Earth, right?

Ryan Hartman 3:56

That’s exactly right. So, when we talk about why we exist as a business, it is that we exist to inspire, create and explore new perspectives for a radically improved future. When we think about how we apply that to remote sensing, it’s all about using the system to collect data that can contribute to an improved future for our customers. So, one example is work we’re doing a methane gas detection where we can detect methane over infrastructure and alert the operator of a pipeline to that methane leak so that they can do something about it. And that’s obviously a contributor to a radically improved future. And when we think about it from space tourism, it’s all about putting people in an environment where they can view our Earth from a new perspective. And if we can deliver that to as many people as possible, we expect to see people having, you know, a newfound respect for our planet. And so, on both sides of our business, remote sensing and space tourism, it’s for the love of the earth. It’s for having a positive impact.

Nicole Petallides 4:58

Yeah. What kind of competition is there--if you’ve been approached by any big companies who want to work closely with you, because this concept seems something new, I certainly haven’t heard a lot about this kind of ballooning stratospheric flight? You know, nor have I heard someone skydiving free falling for more than 100,000 feet. I mean, was that right?

Ryan Hartman 5:23

Yeah, 136,790 feet, it’s the world record. You know, when we, when we think about our company, we view ourselves as augmenting other types of solutions. So, when we think about low Earth orbit satellites, and the kind of data that they’re able to collect, our solution is augmentary to what they’re doing. So, we can contribute to a better understanding of what’s going on, on Earth. And from a space tourism perspective, this is an entirely different type of solution. You’re talking six to eight hours of being able to experience viewing our Earth and in a much more environmentally conscious way, and a much safer way. You know, and that’s something that we’ll work on in the future. Right now, we’re focused on our remote sensing business. We’re really wanting to make sure that we’re a strong, healthy growing business. And then we’ll turn our attention to bringing our space tourism business to life.

Nicole Petallides 6:26

I see, and so when we look at this company, you didn’t mention, do you feel like anybody does anything similar to what you’re doing? Because I’m thinking that you could be a great takeover target or mergers and acquisitions in the next 5 or 10 years?

Ryan Hartman 6:40

Well, for sure., No, there’s not another company like ours, one that has a very strong and growing remote sensing business plus a space tourism business that’ll be coming online in the future. So, we’re very unique in that way. We’re, I think, we’re one of a kind.

Nicole Petallides 7:01

I see, Ryan, great to chat with you. Thank you so much. Forget helicopter skiing, this is a whole new realm. Ryan Hartman, thank you, President and CEO of World View.

About World View

World View Enterprises Inc. (“World View”) is a leading global stratospheric exploration company, founded in 2012 and headquartered in Tucson, Arizona. World View has a proven track record of scores of successful stratospheric flights, and is leading a new era of stratospheric exploration to take humanity’s understanding and appreciation of Earth to inspired new heights. With a sharper vision for a brighter future, World View exists to inspire, create and explore new perspectives for a radically improved future. Through its legacy remote sensing business and Stratollite® imaging, and exciting future capabilities with research and engineering missions and space tourism and exploration, World View is working to ensure its ultimate objective: honor the planet so that future generations will feel blessed to call it home. For more information, visit worldview.space.

About Leo Holdings Corp. II and Leo Holdings

Leo Holdings Corp. II (“Leo”), currently listed on the NYSE under the ticker LHC, is a special purpose acquisition company (SPAC) that seeks to invest in entrepreneurially driven growth companies that aim to disrupt existing industries or business models, as well businesses positioned to thrive in the evolving digital information age where changing consumer behavior creates the opportunity for outsized returns. Leo Holdings Corp. II is part of a special purpose acquisition company initiative, Leo Holdings. Leo Holdings was formed by the principals of Lion Capital, which is led by Founder and Managing Partner, Lyndon Lea. Leo Holdings’ management team has extensive experience owning and operating businesses on a global scale and has collaboratively worked together for over 20 years. For more information, visit https://leoholdings.com/.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in these communications that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in these communications, including regarding World View’s proposed business combination with Leo (the “Business Combination”), Leo’s ability to consummate the proposed transactions, the value of the combined entity, the anticipated benefits of the proposed transactions and the combined company’s future financial performance, including financial projections, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenue growth, prospects expectations, estimated market growth, size and opportunity, estimated development timeline and process, expected approvals from regulators and related timing, plans and objectives of management, World View’s ability to create unique insights and data sets, and World View’s future capabilities, product and market opportunities, ability to obtain and maintain strategic relationships, remote sensing capabilities and growth potential, and expectations regarding the growth of the remote sensing and space tourism markets, among others, are forward looking statements. These statements are based on various assumptions, whether or not identified in these communications, and on the current expectations of World View’s and Leo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of World View and Leo. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination is not obtained; the risk that the Business Combination may not be completed by Leo’s business combination deadline; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to World View; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive business combination agreement; the effect of the announcement or pendency of the transaction on World View’s business relationships, operating results, and business generally; risks that the Business Combination disrupts current plans and operations of World View; risks relating to World View’s capital needs and ability to obtain adequate financing; the outcome of any legal proceedings that may be instituted against World View or against Leo’s related to the Business Combination or any related agreements; the ability to maintain the listing of Leo’s securities on a national securities exchange; changes in domestic and foreign business, market, financial, political, and legal conditions and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; risks related to the rollout of World View’s business and the timing of expected business milestones; the effects of competition on World View’s business; the risks of operating and effectively managing growth in evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments; the risks to World View’s business if internal processes and information technology systems are not properly maintained; risks associated with World View’s operational dependence on independent contractors and third parties; risks associated with World View’s reliance on certain suppliers, including recent global supply chain slowdowns and disruptions; risks and uncertainties related to World View’s international operations, including possible restrictions on cross border investments which could harm World View’s financial position; ability to achieve improved margins and cost efficiency; continuing risks relating to the COVID 19 pandemic; and risks associated with World View’s ability to develop its products and achieve regulatory approvals or milestones on the timelines expected or at all. The foregoing list of factors is not exhaustive. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus to Leo’s registration statement on Form S-1, as amended (File No. 333-249676), the registration statement on Form S-4 to be filed with the SEC by Leo and other documents filed or that may be filed by Leo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Leo or World View presently know or that Leo or World View currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Leo’s and World View’s expectations, plans or forecasts of future events and views as of the date of these communications. Leo and World View anticipate that subsequent events and developments will cause Leo’s and World View’s assessments to change. However, while Leo and World View may elect to update these forward-looking statements at some point in the future, Leo and World View specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Leo’s and World View’s assessments as of any date subsequent to the date of these communications. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in these communications is based on the estimates of World View and Leo management. World View and Leo obtained the industry, market and competitive position data used throughout these communications from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. World View and Leo believe their estimates to be accurate as of the date of these communications. However, this information may prove to be inaccurate because of the method by which World View or Leo obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

Important Information

Leo intends to file with the SEC a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of Leo, which will be both the proxy statement to be distributed to holders of Leo’s ordinary shares in connection with the solicitation of proxies for the vote by Leo’s shareholders with respect to the proposed Business Combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, Leo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. Leo’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Leo’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters because the proxy statement/prospectus will contain important information about Leo and World View and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of Leo as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp. II, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom or by emailing brown@leo.holdings.

Participants in the Solicitation

These communications are not a solicitation of a proxy from any investor or securityholder. However, Leo, World View and Leo Investors II Limited Partnership and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Leo’s shareholders with respect to the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Leo and World View in the proxy statement/prospectus relating to the proposed business combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

These communications are for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.